SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                SCHEDULE 14D-9/A
                                 (RULE 14D-101)

                                ----------------

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                                CENTERPULSE LTD.
                            (NAME OF SUBJECT COMPANY)

                                CENTERPULSE LTD.
                        (NAME OF PERSON FILING STATEMENT)

         REGISTERED SHARES, PAR VALUE CHF 30 PER SHARE, INCLUDING SHARES
                    REPRESENTED BY AMERICAN DEPOSITARY SHARES
                         (TITLE AND CLASS OF SECURITIES)

                                ----------------


                                 NOT APPLICABLE*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

                                  DR. MAX LINK
                       CHAIRMAN OF THE BOARD OF DIRECTORS
                           AND CHIEF EXECUTIVE OFFICER
                                CENTERPULSE LTD.
                                ANDREASSTRASSE 15
                                 CH-8050, ZURICH
                                   SWITZERLAND
                                   1-306-9696
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                ----------------

                                    COPY TO:
                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000

                                ----------------

* There is no Cusip Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP". CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

    This constitutes Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on April 25, 2003 (as previously amended, the "Schedule 14D-9") by Centerpulse Ltd., a corporation organized under the laws of Switzerland ("Centerpulse" or the "Company"), relating to the exchange offer by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("Smith & Nephew Group"), being made pursuant to the Preliminary Prospectus, dated April 25, 2003, forming a part of Smith & Nephew Group's Registration Statement on Form F-4, filed with the Securities and Exchange Commission by Smith & Nephew Group on April 25, 2003.

       The information in the Schedule 14D-9 is hereby expressly incorporated by reference, except as otherwise set forth below. Capitalized terms used, but not otherwise defined, herein shall have the meanings given to them in the Schedule 14D-9.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

       (b)(i) Background of the Exchange Offer; Contacts among Smith & Nephew, Smith & Nephew Group and Centerpulse.

       Item 4(b)(i) is hereby amended and supplemented to add the following paragraphs at the end thereof:

       "On June 19, 2003, Zimmer commenced its offer for all outstanding Centerpulse Shares and Centerpulse ADSs, at a price per Centerpulse Share and Centerpulse ADS of (1) CHF 120 in cash and 3.68 shares of Zimmer common stock and (2) the US dollar equivalent of CHF 12 in cash and 0.368 of a share of Zimmer common stock, respectively (the "Zimmer Offer"). The Zimmer Offer eliminated a number of conditions contained in the Proposed Zimmer Offer (i.e., relating to due diligence, certain tax liabilities in connection with Centerpulse's spin-off from Sulzer AG and product liability litigation). Later that day, the Company issued a press release stating, inter alia, that the Board will issue a report to Centerpulse shareholders on the Zimmer Offer as soon as it has had an opportunity to study the Zimmer Offer in detail and in accordance with Swiss Takeover Law. In the meantime, the Board advised Centerpulse shareholders that they are not required to take any further action at this point. In the early evening of June 19, 2003, the Board met to review and discuss the Exchange Offer and the Zimmer Offer with representatives of Lehman Brothers, UBS Warburg and Goldman Sachs.

       On June 20, 2003, Dr. Max Link, Chairman and Chief Executive Officer of Centerpulse, sent a letter to Centerpulse shareholders stating, inter alia, that in accordance with Swiss Takeover Law, the Board intends to make a report to Centerpulse shareholders on the Zimmer Offer by July 9, 2003, once the Board has had the opportunity to study the Zimmer Offer in detail. The letter also reiterated that Centerpulse shareholders are not required to take any action in the meantime."

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       Item 6 is hereby amended and supplemented to add the following paragraphs immediately after the first paragraph thereof:

       "The following table sets forth information regarding the exercise of stock options by the executive officers of Centerpulse listed below:

            NAME                           DATE                    WEIGHTED AVERAGE EXERCISE                NUMBER OF SECURITIES
            ----                           ----                    -------------------------                --------------------
                                                                           PRICE                            ISSUED UPON EXERCISE
                                                                           -----                            --------------------
         David Floyd                   May 23, 2003                 $9.46 per Centerpulse ADS               17,360 Centerpulse ADSs
        Steven Hanson                  May 22, 2003                 $12.53 per Centerpulse ADS              19,250 Centerpulse ADSs
                                       May 23, 2003                 $19.02 per Centerpulse ADS              17,500 Centerpulse ADSs
     Matthias Moelleney                June 3, 2003               CHF 147 per Centerpulse Share              250 Centerpulse Shares
      Beatrice Tschanz                 May 30, 2003               CHF 198 per Centerpulse Share             1,250 Centerpulse Shares
       Thomas Zehnder                  May 28, 2003               CHF 131 per Centerpulse Share             1,500 Centerpulse Shares
                                       May 28, 2003                CHF 76 per Centerpulse Share              250 Centerpulse Shares
                                       June 3, 2003               CHF 198 per Centerpulse Share             1,250 Centerpulse Shares

       The following table sets forth information regarding the sale of Centerpulse Shares or Centerpulse ADSs, as the case may be, by the executive officers of Centerpulse listed below:

       NAME                      DATE               WEIGHTED AVERAGE SALE PRICE       NUMBER OF SECURITIES SOLD         EXCHANGE
       ----                      ----               ---------------------------       -------------------------         --------

    David Floyd               May 23, 2003            $26.40 per Centerpulse ADS        17,360 Centerpulse ADSs            NYSE
                              May 23, 2003            $26.30 per Centerpulse ADS        1,000 Centerpulse ADSs             NYSE
   Steven Hanson              May 22, 2003            $25.87 per Centerpulse ADS        19,250 Centerpulse ADSs            NYSE
                              May 23, 2003            $26.75 per Centerpulse ADS        17,500 Centerpulse ADSs            NYSE
   Mike McKormick             May 16, 2003            $22.74 per Centerpulse ADS        3,750 Centerpulse ADSs             NYSE
                              May 19, 2003            $22.37 per Centerpulse ADS        1,680 Centerpulse ADSs             NYSE
  Matthias Moelleney          June 3, 2003          CHF 355 per Centerpulse Share       250 Centerpulse Shares             SWX
  Beatrice Tschanz            May 30, 2003          CHF 350 per Centerpulse Share      1,250 Centerpulse Shares            SWX
   Thomas Zehnder             May 28, 2003          CHF 340 per Centerpulse Share      1,750 Centerpulse Shares            SWX
                              June 3, 2003          CHF 355 per Centerpulse Share      1,250 Centerpulse Shares            SWX


       The information above as to sales has been provided to the Company by the relevant executive officer of Centerpulse."

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       Item 7(a) is hereby amended and supplemented to delete the first paragraph thereof in its entirety and to add the following paragraph as the last paragraph thereof:

       "Except as described in the Preliminary Prospectus under the captions "THE TRANSACTION", "THE EXCHANGE OFFER", "SUMMARY OF THE COMBINATION AGREEMENT" and "THE INCENTIVE EXCHANGE OFFER", which information is incorporated by reference in this Statement, and as set forth herein, Centerpulse is not undertaking or engaged in any negotiations in response to the Exchange Offer that relate to: (1) a tender offer or other acquisition of Centerpulse's securities by Centerpulse, any subsidiary of Centerpulse or any other person;
(2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Centerpulse or any subsidiary of Centerpulse; (3) any purchase, sale or transfer of a material amount of assets of Centerpulse or any subsidiary of Centerpulse or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Centerpulse."

ITEM 8.    ADDITIONAL INFORMATION.

       A copy of the press release issued by the Company on June 19, 2003 and a copy of the letter of Dr. Link to Centerpulse shareholders, dated June 20, 2003, are attached hereto as Exhibits (a)(13) and (a)(14), respectively.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed herewith:

(a)(13) Press release issued by the Company on June 19, 2003.

(a)(14) Letter of the Chairman and Chief Executive Officer of Centerpulse to Centerpulse Shareholders, dated June 20, 2003.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        CENTERPULSE LTD.

                                        By: /s/ Max Link
                                           -------------------------------------
                                           MAX LINK
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER



                                        By: /s/ Urs Kamber
                                           -------------------------------------
                                           URS KAMBER
                                           CHIEF FINANCIAL OFFICER

Dated:  June 24, 2003